Exhibit 99.1
3Q2020 Operating Results of Shinhan Financial Group

On October 27, 2020, Shinhan Financial Group released its operating results for 3Q2020. The following tables reflect the key figures of which we announced through a fair disclosure. The full IR presentation materials are available on following URL (www.shinhangroup.com).

The financial information, in this report, has been prepared in accordance with Korean International Financial Reporting Standards and is to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by our independent auditor, thus contents are subjected to be changed in the due course of the reviewing process.

1. Operating Results of Shinhan Financial Group (consolidated)

					(KRW million)
Item		3Q 2020	2Q 2020	QoQ Change (%)	3Q 2019	YoY Change (%)
Revenue*	Specified Quarter	8,242,595	8,266,662	-0.29	12,496,548	-34.04
	Cumulative	35,430,752	27,188,157	-	36,348,930	-2.53
Operating Income	Specified Quarter	1,468,197	1,255,192	16.97	1,417,913	3.55
	Cumulative	3,980,780	2,512,583	-	4,137,515	-3.79
Income before Income Taxes	Specified Quarter	1,561,630	1,230,855	26.87	1,416,323	10.26
	Cumulative	4,069,067	2,507,437	-	4,152,894	-2.02
Net Income	Specified Quarter	1,166,479	892,668	30.67	1,048,440	11.26
	Cumulative	3,008,687	1,842,208	-	3,084,819	-2.47
Net Income Attributable to Controlling Interest	Specified Quarter	1,144,692	873,110	31.11	981,572	16.62
	Cumulative	2,950,202	1,805,510	-	2,895,983	1.87

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

2. Operating Results of Shinhan Bank (consolidated)

					(KRW million)
Item		3Q 2020	2Q 2020	QoQ Change (%)	3Q 2019	YoY Change (%)
Revenue*	Specified Quarter	3,247,828	3,569,302	-9.01	7,348,555	-55.80
	Cumulative	17,056,864	13,809,036	-	20,257,374	-15.80
Operating Income	Specified Quarter	819,657	692,590	18.35	928,378	-11.71
	Cumulative	2,340,081	1,520,424	-	2,612,701	-10.43
Income before Income Taxes	Specified Quarter	831,665	700,791	18.68	918,515	-9.46
	Cumulative	2,361,354	1,529,689	-	2,606,935	-9.42
Net Income	Specified Quarter	624,453	514,276	21.42	694,490	-10.08
	Cumulative	1,765,336	1,140,883	-	1,976,488	-10.68
Net Income Attributable to Controlling Interest	Specified Quarter	624,350	514,163	21.43	694,428	-10.09
	Cumulative	1,765,044	1,140,694	-	1,976,274	-10.69

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

3. Operating Results of Shinhan Card (consolidated)

				(KRW million)
Item		3Q 2020	2Q 2020	QoQ Change (%)	3Q 2019	YoY Change (%)
Revenue*	Specified Quarter	915,824	953,702	-3.97	1,024,191	-10.58
	Cumulative	2,960,475	2,044,651	-	2,987,525	-0.91
Operating Income	Specified Quarter	225,455	244,028	-7.61	189,590	18.92
	Cumulative	633,882	408,427	-	555,321	14.15
Income before Income Taxes	Specified Quarter	225,192	239,763	-6.08	188,739	19.31
	Cumulative	629,650	404,458	-	548,304	14.84
Net Income	Specified Quarter	167,559	175,645	-4.60	140,719	19.07
	Cumulative	469,497	301,938	-	411,157	14.19
Net Income Attributable to Controlling Interest	Specified Quarter	167,615	176,006	-4.77	139,829	19.87
	Cumulative	470,158	302,543	-	411,091	14.37

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues